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[redacted]

08003703

July 7, 2008

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Optical Co. SUPPL

Olympus ~~Corporation~~

Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A and Exhibit B attached hereto. Documents for which English versions are readily available are listed in Exhibit A. With respect to the Japanese language documents for which English language versions are not readily available, translations or summaries are set forth in Exhibit B.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda

PROCESSED
JUL 11 2008
THOMSON REUTERS

Enclosure
MI/KM/ms

dw 7/10

TKDOCS01/43259.4

Exhibit A

Documents for which English versions are readily available

No.		Date released
Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:		
1.	Notice Regarding Repurchase of Own Shares, as filed with the Tokyo Stock Exchange and the Osaka Securities Exchange (Exhibit A-1)	June 4, 2008
2.	Notice Regarding Repurchase of Own Shares and Completion of Repurchase, as filed with the Tokyo Stock Exchange and the Osaka Securities Exchange (Exhibit A-2)	June 24, 2008
3.	Articles of Incorporation of the Company, as amended on June 27, 2008 (Exhibit A-3)	
Press Releases:		
4.	Press release entitled "Aid for Szechuan earthquake" (Exhibit A-4)	May 16, 2008
5.	Press release entitled " '***Global Warming Witness – Mitsuaki Iwago Special***' GWW Photo Contest – Nature and Wildlife You Want to Protect –" (Exhibit A-5)	June 24, 2008
6.	Press release entitled "Olympus Publishes '***Olympus Corporate Social Responsibility Report Digest 2008***' " (Exhibit A-6)	June 27, 2008

Exhibit A-1

June 4, 2008

Olympus Corporation

Notice Regarding Repurchase of Own Shares

(Repurchase of Own Shares under the provisions of Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law)

Olympus Corporation announced that, it has repurchased its own shares under Article 156 of the Company Law as applied pursuant to Article 165, Paragraph 3 of the Company Law.

1. Period of repurchase: From May 9, 2008 to May 31, 2008

2. Total number of repurchased shares: 1,561,000 shares

3. Total cost of repurchase: 5,136,970,000 yen

4. Method of repurchase: Purchase in the market through a trust bank

(Reference)

Regarding the resolution at a meeting of its Board of Directors on May 8, 2008:

(1) Class of shares: Common stock

(2) Total number of shares to be repurchased: Up to 3.5 million shares
(1.30% of the total number of shares issued (excluding treasury stock))

(3) Total cost of repurchase: Up to 10 billion yen

(4) Period of repurchase: From May 9, 2008 to June 20, 2008

(5) Method of repurchase: Purchase in the market through a trust bank

Exhibit A-2

June 24, 2008
Olympus Corporation

Notice Regarding Repurchase of Own Shares and Completion of Repurchase

(Repurchase of Own Shares under the provisions of Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law)

Olympus Corporation announced that it has repurchased its own shares under Article 156 of the Company Law as applied pursuant to Article 165, Paragraph 3 of the Company Law and has completed the repurchase.

1. Period of repurchase: From June 1, 2008 to June 20, 2008

2. Total number of repurchased shares: 1,397,000 shares

3. Total cost of repurchase: 4,860,760,000yen

4. Method of repurchase: Purchase in the market through a trust bank

(Reference)

1. Regarding the resolution at a meeting of its Board of Directors on May 8, 2008:
   (1) Class of shares: Common stock
   (2) Total number of shares to be repurchased: Up to 3.5 million shares
   (1.30% of the total number of shares issued (excluding treasury stock))
   (3) Total cost of repurchase: Up to 10 billion yen
   (4) Period of repurchase: From May 9, 2008 to June 20, 2008
   (5) Method of repurchase: Purchase in the market through a trust bank

2. Total number of shares to be repurchased and total cost of repurchase pursuant to the above-noted resolution:
   (1) Total number of shares to be repurchased: 2,958,000shares
   (2) Total cost of repurchase: 9,997,730,000yen

Exhibit A-3

ARTICLES OF INCORPORATION

OLYMPUS CORPORATION

43-2 Hatagaya 2-chome, Shibuya-ku, Tokyo

As of June 27, 2008

OLYMPUS CORPORATION

ARTICLES OF INCORPORATION

CHAPTER I. GENERAL PROVISIONS

Article 1. *(Corporate Name)*

The Company shall be called "Olympus Kabushiki Kaisha" in Japanese and shall be expressed in English as "OLYMPUS CORPORATION".

Article 2. *(Objective)*

The objective of the Company shall be to engage in the following business activities:

(1) Manufacture, sale, repair and leasing of microscopes, cameras, precision measuring instruments and other optical devices;
(2) Manufacture, sale, repair and leasing of medical equipment, veterinary equipment, office equipment and other general purpose devices and equipment;
(3) Manufacture, sale, repair and leasing of electrical and communications devices and equipment;
(4) Manufacture and sale of pharmaceuticals, quasi-drugs, cosmetics, industrial chemicals and chemical substances;
(5) Manufacture and sale of food products and animal feed;
(6) Development and sale of software, computerized data processing and repair and leasing of computers;
(7) Information service using communication networks;
(8) Export and import of each of the foregoing items and products related thereto;
(9) Laboratory testing and water quality analysis on contract;
(10) Purchase and sale of used goods;
(11) Personnel dispatchment business;
(12) Non-life insurance agency business;
(13) Travel agency business;
(14) Industrial and general waste disposal business;
(15) Leasing, sale and purchase of real estate and real estate agency business;
(16) Construction planning and construction works on a contract basis;
(17) Investment and consulting business; and
(18) Other activities incidental or related to any of the foregoing items.

Article 3. *(Location of Head Office)*

The Company shall have its head office in Shibuya-ku, Tokyo.

Article 4. *(Functional Body)*

The Company shall have the following functional bodies other than the general meeting of shareholders and the Board of Directors.

(1) Meeting of the Board of Directors
(2) Corporate Auditors
(3) Board of Corporate Auditors
(4) Accounting Auditors

Article 5. *(Method of Public Notice)*

Public notices of the Company shall be made through electronic public notice, provided, however, if the Company is unable to make a public announcement through the electronic public announcement due to accidents or other cirumstances in which it is unable to make an electronic public announcement, public notices shall be given on the Nihon Keizai Shimbun.

CHAPTER II. SHARES

Article 6. *(Total Number of Shares The Authorized to be Issued)*

The total number of shares authorized to be issued by the Company shall be one billion (1,000,000,000) shares.

Article 7. *(Issuance of Share Certificates)*

The Company shall issue the share certificates representing the Company's shares.

Article 8. *(Purchase of Own Shares)*

The Company may acquire its owns shares through a Board of Directors' resolution in accordance with Article 165, Paragraph 2 of the Company Law.

Article 9. *(Number of Shares Constituting One Unit; Non-issuance of Share Certificates for Shares Constituting Less Than One Full Unit)*

1. The number of shares constituting one unit of shares of the Company shall be one thousand (1,000) shares.

2. Regardless of Article 7, the Company will not issue share certificates for shares constituting less than a unit, except where such issuance is provided under the Company's Share Handling Regulations.

Article 10. *(Decision-Making Body of Allotment of Share Acquisition Rights Without Consideration)*

Matters relating to the allotment of acquisition rights shall be determined by a resolution of a general meeting of shareholders, a resolution of a Board of Directors based on a delegation by a resolution of a general meeting of shareholders, as well as a Board of Directors' resolution.

Article 11. *(Share Registration Agent)*

1. The Company shall have a Share Registration Agent.

2. The share registration agent and its handling office shall be appointed by resolution of the Board of Directors and a public notice with respect thereto shall made.

3. Creation, placement and other matters related to the List of Shareholders (including a beneficial owners, hereinafter same definition), the Register of Right to Acquire Shares and the Register of Loss Share Certificates of the Company shall be delegated to and be made by the share registration agent and shall not by the Company.

Article 12. *(Share Handling Regulations)*

The handling of share certificates of the Company and fees therefor shall be governed by applicable laws and regulations and these Articles of Incorporation, in addition to the Share Handling Regulations prescribed by the Board of Directors.

CHAPTER III. GENERAL MEETING OF SHAREHOLDERS

Article 13. *(Convocation)*

The ordinary General Meeting of Shareholders shall be convened within three (3) months after the end of each business year. Extraordinary General Meeting of Shareholders may be convened any time as necessary.

Article 14. *(Record Date of Ordinary General Meeting of Shareholders)*

The record date with respect to voting rights at the Ordinary General Meeting of Shareholders of the Company shall be March 31 of each year.

Article 15. *(Convener and Chairman)*

1. Unless otherwise provided under applicable laws and regulations, General Meetings of Shareholders shall be convened and chaired by the President pursuant to a resolution of the Board of Directors.

2. In the event that the President is unable to serve as the chair under extraordinary circumstances, one of the other Directors shall serve as substitute, in the order determined by the Board of Directors in advance.

Article 16. *(Deemed Delivery of Reference Materials for General Meeting of Shareholders by Disclosure on the Internet)*

Upon convocation of a General Meeting of Shareholders, disclosure of reference materials for General Meeting of Shareholders, business reports and financial statements and consolidated financial statements and any information that should be described or otherwise indicated, should be made on the Internet pursuant to requirements set forth by the Ministry of Justice. Such information shall be deemed to have been delivered by the Company to its shareholders.

Article 17. *(Method of Resolution)*

1. Unless otherwise provided for under applicable laws and regulations or under this Articles of Incorporation, a resolution of the General Meeting of Shareholders shall require a majority vote of the total voting rights of the shareholders present at the meeting who have rights to exercise the voting rights.

2. Any resolution pursuant to Article 309, Paragraph 2 of the Company Law shall require the presence of shareholders holding one-third (1/3) of the voting rights of shareholders who have rights to exercise the voting rights and the vote by two-third of such voting rights shall be in favor thereof.

Article 18. *(Exercise of Voting Right by Proxy)*

1. A shareholder may exercise his or her voting rights by proxy through another shareholder who is entitled to vote at the Company.

2. The shareholder or proxy shall, with respect to each General Meeting of Shareholders, submit a document evidencing the appointment of the proxy.

CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS

Article 19. *(Number of Director)*

The Company shall have up to fifteen (15) Directors.

Article 20. *(Method of Election)*

1. Directors shall be elected at the General Meeting of Shareholders.

2. Any resolution to elect Directors shall require the presence of shareholders holding one-third (1/3) of the total voting rights of shareholders who have rights to exercise the voting rights and a majority of the voting rights of the shareholders present shall be in favor thereof.

3. Election of Directors may not be resolved by cumulative voting.

Article 21. *(Term of Office)*

The term of office of a Director shall expire at the conclusion of the Ordinary General Meeting of the Shareholders held with respect to the last business year ending within one (1) year after the election.

Article 22. *(Representative Director and Director With Titles)*

1. The Representative Director shall be elected by resolution of the Board of Directors.

2. The Board of Directors may, by resolution, elect one (1) Chairman, one (1) President, one (1) Vice-President, and one (1) or more Senior Managing Directors and Managing Directors.

Article 23. *(Convocation Notice for Meetings of the Board of Directors)*

1. A convocation notice shall be sent to each Director or Corporate Auditor at least 3 days before any meeting of the Board of Directors; provided, however, that such period may be shortened in case of an emergency.

2. The above procedure for convening a meeting of the Board of Directors may be omitted upon the unanimous consent of all Directors and Corporate Auditors.

Article 24. *(Omission of Resolution of the Board of Directors)*

The Company shall deem that there has been a resolution of the Board of Directors, when requirements of Article 370 of the Company Law are satisfied.

Article 25. *(Rules of the Board of Directors)*

Any matters concerning the Board of Directors shall be governed by the Rules of the Board of Directors, to be prescribed by the Board of Directors, in addition to any applicable laws and regulations and these Articles of Incorporation.

Article 26. *(Remuneration, etc.)*

Remuneration, bonus and any other asset benefits paid by the Company to the Directors for compensation for performance of their duties ("Remuneration, etc.") shall be determined by resolution of the General Meeting of Shareholders.

Article 27. *(Outside Directors and Contractual limitation of Liability)*

Pursuant to Article 427, Paragraph 1 of the Company Law, the Company may enter into contracts with outside directors limiting the liability for damage of outside directors in connection with their negligence of duties. Maximum liability, however, shall be the amount as set forth in applicable laws and regulations.

CHAPTER V. CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

Article 28. *(Number of Corporate Auditors)*

The Company shall have up to four (4) Corporate Auditors.

Article 29. *(Method of Election)*

1. Corporate Auditors shall be elected at the General Meeting of Shareholders.

2. Any resolution to elect Corporate Auditors shall require the presence of shareholders holding one-third (1/3) of the total voting rights of shareholders who have rights to exercise the voting rights and a majority of the voting rights of the shareholders present shall be in favor thereof.

Article 30. *(Term of Office)*

1. The term of office of a Corporate Auditor shall expire at the conclusion of the Ordinary General Meeting of the Shareholders held with respect to the last business year ending within four (4) years after the election.

2. The term of office of a Corporate Auditor elected to replace a former Corporate Auditor who resigned before the completion of his/her duties shall be the same as the remaining term of the Corporate Auditor who retired from office.

Article 31. *(Standing Corporate Auditor)*

Standing Corporate Auditor(s) shall be elected by resolution of the Board of Corporate Auditors.

Article 32. *(Convocation Notice for Meetings of the Board of Corporate Auditors)*

1. A convocation notice shall be sent to each Corporate Auditor at least 3 days before any meeting of the Board of Corporate Auditors; provided, however, that such period may be shortened in case of an emergency.

2. The above procedure for convening a meeting of the Board of Corporate Auditors may be omitted upon the unanimous consent of all Corporate Auditors.

Article 33. *(Rules of the Board of Corporate Auditors)*

Any matters concerning the Board of Corporate Auditors shall be governed by the Rules of the Board of Corporate Auditors, to be prescribed by the Board of Corporate Auditors, in addition to any applicable laws and regulations and these Articles of Incorporation.

Article 34. *(Remuneration, etc.)*

Remuneration, etc., to the Corporate Auditors shall be determined by resolution at a General Meeting of Shareholders.

Article 35. *(Outside Auditors and Contractual limitation of Liability)*

Pursuant to Article 427, Paragraph 1 of the Company Law, the Company may enter into contracts with outside auditors limiting the liability for damages of outside auditors in connection with their negligence of duties. Maximum liability, however, shall be the amount set forth in applicable laws and regulations.

CHAPTER VI. ACCOUNTING AUDITORS

Article 36. *(Method of Election)*

Accounting Auditors shall be elected at the General Meeting of Shareholders.

Article 37. *(Term of Office)*

1. The term of office of an Accounting Auditor shall expire at the conclusion of the Ordinary General Meeting of the Shareholders held with respect to the last business year ending within one (1) year after the election.

2. Unless otherwise resolved at the General Meeting of Shareholders as set forth above, an Accounting Auditor shall be deemed to be reelected at such General Meeting of Shareholders.

CHAPTER VII. ACCOUNTING

Article 38. *(Business Year)*

The business year of the Company shall be the one (1) year period from April 1 of each year to March 31 of the following year.

Article 39. *(Record Date of Dividends of Surplus)*

Record Date of year-end dividends of the Company shall be March 31 of each year.

Article 40. *(Interim Dividends)*

The Company may, by resolution of the Board of Directors, pay interim dividends. The record date of interim Dividends shall be September 30 of each year.

Article 41. *(Effective Period for Dividend Payment)*

The Company shall be released from the obligation to pay any dividend assets that are not received within three (3) years after the commencement date of the payment thereof, if such dividend assets is in monetary form.

Amended:	December 28, 1951	December 27, 1952
	December 28, 1953	December 28, 1955
	June 28, 1957	June 29, 1959
	December 28, 1961	December 28, 1964
	December 28, 1965	December 28, 1966
	December 28, 1967	December 28, 1969
	December 25, 1974	January 30, 1976
	January 30, 1981	January 29, 1982
	January 30, 1985	January 30, 1987
	January 29, 1988	June 29, 1989
	June 28, 1990	June 27, 1991
	June 26, 1992	June 29, 1994
	June 29, 1995	June 26, 1998
	June 27, 2002	June 27, 2003
	June 29, 2004	June 29, 2005
	June 29, 2006	June 27, 2008

OLYMPUS

Your Vision, Our Future

Exhibit A-4

I N F O R M A T I O N

MAY 16,2008

Aid for Szechuan earthquake

Our heartfelt sympathies go out to those affected by the recent earthquake centered in China's Szechuan Province.
To assist victims of the earthquake, the Olympus Group will make a donation of funds plus equipment for rescue/relief and medical use to authorities on the ground via Olympus (China) Co., Ltd.
Like the rest of the international community, we hope the quake-stricken area will make the speediest possible recovery.

Donation	1 million yuan (approx. 150 million yen)
Equipment	1) Industrial videoscopes 5 sets
	2) Laryngoscopes 5 sets
	Total: approx. 3 million yuan (equivalent to around 450 million yen)

Industrial videoscopes are used mainly to perform non-destructive tests on engines, plant piping systems and the like. Because they can be inserted easily into spaces too small for humans, they are an invaluable aid when searching for survivors in buildings destroyed by earthquake.

Laryngoscopes are used when inserting breathing tubes to maintain open airways in patients injured in disasters. Because a breathing tube can be inserted swiftly while using the endoscope for observation, laryngoscopes are also employed at emergency scenes.

Media inquiries regarding this release should be directed to:

OLYMPUS CORP. Public Relations and Investor Relations
Shinjuku Monolith-Bld., 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
TEL:+81-3-3340-2010 FAX:+81-03-3340-2130
Olympus Home Page: http://www.olympus.co.jp/en/

OLYMPUS

Your Vision, Our Future

Exhibit A-5

I N F O R M A T I O N

June 24, 2008

"Global Warming Witness – Mitsuaki Iwago Special"
GWW Photo Contest
– Nature and Wildlife You Want to Protect –

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce an international photo contest to be held in conjunction with Global Warming Witness – Mitsuaki Iwago Special ("GWW"), an Olympus online exhibition at http://www.olympus.co.jp/en/gww. Any amateur photographer in any country is eligible to enter this contest, which is accepting entries from July 1, 2008 to November 30, 2008. The panel of judges will be headed by wildlife photographer Mitsuaki Iwago and will include newscaster Crystel Takigawa as guest judge.

Olympus' GWW continually showcases photos and images of this planet as captured by wildlife photographer Mitsuaki Iwago from his distinct perspectives, in a bid to make more people aware of the critical state of global warming and help them understand the consequences.

The theme of the GWW Photo Contest is "Nature and Wildlife You Want to Protect." Examples of entries we welcome include: images of beautiful mountains and seas in the countryside, precious animals and plants closer to home, animals and plants endangered by environmental changes, sea creatures and coral showing signs of bleaching, and glaciers and ice floes. These are just some examples of scenes that a contestant may encounter during a trip, and that give a glimpse into the current state of nature and the planet as captured through the unique eyes of contestants.

Amateur photographers in any country, regardless of age, gender or location, are eligible to enter the contest.

Entries are accepted from July 1, 2008 to November 30, 2008. Award winners will be notified in January 2009. The winner of the Mitsuaki Iwago Prize will be presented with an E-3 digital SLR camera with an interchangeable lens. The winning works and other entries will later be put online on the GWW site.



Prizes:
(Top) E-3 Digital SLR Camera +ZUIKO DIGITAL ED 12-60mm F2.8-4.0 SWD
(Lower left) E-520 digital SLR camera with ZUIKO digital 14-42mm F3.5-5.6 and ZUIKO digital ED 40-150mm F4.0-5.6
(Lower right) μ 1030SW Compact Digital Camera

◆ Objective of GWW Photo Contest

Wildlife photographer Mitsuaki Iwago has captured many images of wild animals living in their natural, undisturbed setting in every corner of the globe. GWW showcases various consequences of global warming that are threatening many animals through images taken by Iwago from his unique perspective. The photo contest welcomes entries that capture the state of the earth from diverse angles, and particularly changes taking place closer to home and all living things large and small in the environment where we live – images that make us more aware of the importance of nature and living creatures in our surroundings and the consequences of changes.

◆ Overview of GWW Photo Contest

Name	GWW Photo Contest
Theme	**"Nature and Wildlife You Want to Protect"**
Period of accepting entries	**Tuesday July 1, 2008 to Sunday November 30, 2008**
Eligibility	Entries restricted to amateur photographers. (No requirement based on age, gender or location)
Photo requirements	Either an image captured by a digital camera and stored in .jpeg format, or image data scanned from an image captured by a film camera. Entries must be original, unpublished works.
Entry	Entries must be submitted online. Go to Olympus' GWW Photo Contest Page (http://www.olmpus.co. jp/gww), fill out the entry form and attach your photo to the form. One photo per entry. You may enter as many times as you wish.
Awards and prizes	Mitsuaki Iwago Award (one entry): E3 digital SLR camera with ZUIKO digital ED 12-60mm F2.8-4.0 SWD interchangeable lens GWW Award (one entry): E-520 digital SLR camera with ZUIKO digital 14-42mm F3.5-5.6 and ZUIKO digital ED 40-150mm F4.0-5.6 Special Awards (3 entries):µ1030SW compact digital camera Honorable Mention (10 entries): 3 volumes of "Global Warming Witness – Mitsuaki Iwago Special" DVD series (Canada, Africa and Shiretoko) · The winners of the Mitsuaki Iwago Award, GWW Award and Special Awards will also receive Iwago's autographed photographic collection. · All award winners will receive an Olympus/WWF calendar containing shots captured by Mitsuaki Iwago. · Works of all award winners will be exhibited at the Global Warming Witness – Mitsuaki Iwago Special Photo Exhibition to be held in Japan.
Panel of Judges	Head: Mitsuaki Iwago, animal photographer Others: Crew members of "Global Warming Witness - Mitsuaki Iwago Special" and others Guest judge: Crystel Takigawa, news caster
Announcement	Winners will be informed directly in or around January.

•Details regarding entries will be available online from late June.
•We reserve the right to change any of the prizes to an equivalent model.

◆ Global Warming Witness – Mitsuaki Iwago Special (http://www.olympus.co.jp/gww)

The first in the series of expeditions took Iwago and his crew to Wegner Bay in arctic Canada to witness the impact of global warming through the disappearing sea ice and polar bears in 2006. On the second expedition in 2007, they visited Africa's Mount Kilimanjaro to capture views of the melting glaciers on top of the mountain and the lives of wild animals at the foot of the mountain. Armed with experience in the Arctic and the tropics where the impact of global warming is clear, the team headed for Shiretoko in Japan. Some images from Shiretoko are available for preview from June 2, 2008. The site for the Shiretoko expedition is formally scheduled to be opened in October 2008.

◆ **Biography of Mitsuaki Iwago**



Born in 1950 in Tokyo, Iwago was overwhelmed by the natural wonders of the Galapagos at age 19 and this experience inspired him to pursue a career in wildlife photography. Since then, his field of photographic activity has extended to every continent on the planet. His distinct use of colors and contrast is highly acclaimed by the overseas media, calling them "Iwago's Colors." His works have been featured on the cover of the *National Geographic* magazine twice. His Serengeti: Natural Order on the African Plain, a book of photos he took while living in Africa's Serengeti National Park, has been a long-seller and was translated into English. In recent years, he has taken many images of nature and wildlife around the world, including polar bears in arctic Canada and giant pandas and crested ibis in China using Olympus' digital SLR camera. His images warn the world of rapid changes in the environment and their impacts. Some of his works can be seen at www.digitaliwago.com

◆ **Inquiries should be directed to:**

Inquiries from media:

Office of Public Relations and Investor Relations
Olympus Corporation
(Attention: Nakade)
Shinjuku Monolith Building, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Phone: 03-6901-4295 (Direct) FAX: 03-3340-2130
URL: http://www.olympus.co.jp

Others:

Secretariat for GWW Photo Contest (July 1, 2008 to November 30, 2008)
info@gww-photocon.com (Until June 30, 2008)
Please use the prescribed form on the site after July 1

OLYMPUS

Your Vision, Our Future

Exhibit A-6

I N F O R M A T I O N

June 27, 2008

Olympus Publishes "Olympus Corporate Social Responsibility Report Digest 2008"

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the publication of "Olympus Corporate Social Responsibility Report Digest 2008" (Japanese version, 20 pages), which describes our corporate social responsibility (CSR) and environmental protection activities in the fiscal year of 2007. The topics featured in the report include the top management's visions about CSR and environmental activities, and a broad range of new efforts to build win-win relationships with our stakeholders, among our FY 2007 business activities.

Since this fiscal year, "Olympus Corporate Social Responsibility Report Digest" has been positioned as a digest edition of the Olympus CSR/Environmental Activities web site. Every page is printed on recyclable FSC certified paper*1. The report covers our activities in the four sections that make up the Olympus Group Corporate Conduct Charter: "Policies for Corporate Activities," "Involvement with People," "Harmony with the Environment" and "Involvement with Communities." At the same time, the report serves as a communication tool to collect opinions from many people.

The feature articles of "Olympus Corporate Social Responsibility Report Digest 2008" include the following:

*1 Paper produced and certified in accordance with the standards of the FSC (Forest Stewardship Council) international forest accreditation program.

Policies for Corporate Activities	···	**Feature 01: Working with Endoscope Technicians to Prevent Product Malfunctions** Joint efforts with our customers to ensure the early detection and treatment of problems that could cause endoscopes to malfunction.
Involvement with People	···	**Feature 02: New Reforms to Support Personal Growth and Organizational Development** The "Development Circle" project, our human resource management reform through management-labor cooperation.
Harmony with the Environment	···	**Feature 03: Reducing CO_2 Emissions through Japan-China Cooperation** Group-wide initiatives to prevent global warming.
Involvement with Communities	···	**Feature 04: Working toward the Realization of the Millennium Development Goal** Our continued support for the "A Day in the Life of Africa" project, an activity to promote cooperation with international organizations.

* This report will be available for download from the Olympus web site, beginning on Friday, June 27. English and Chinese versions will be published in late August.

Report download page: http://www.olympus.co.jp/jp/corc/csr/

<Request for the report booklet>
The request form is available at this page: http://www.olympus.co.jp/jp/corc/csr/access/form.cfm

Since 1994, Olympus has been striving to create and propose new values for society while becoming involved in society and sharing society's values under its "Social IN[*2]" management philosophy. Our goal is to contribute to the health and happiness of people throughout the world by implementing CSR initiatives that make economic, social and environmental activities the core focus of the Olympus Group's business activities. We will continue to communicate with all stakeholders, including our customers and shareholders, through reports and websites.

*2 Olympus coined this phrase to represent the three concepts of INvolvement (involvement in society), INsight (sharing social values) and INspiration (creating new values).

Exhibit B

Translations or summaries of the Japanese language documents for which English versions are not readily available

No English versions or translations are available for the documents listed below, therefore we have prepared English translations or summaries to these Japanese language documents as follows:

Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:

1. "Notice of Resolutions Adopted at the 140th Term General Meeting of Shareholders", dated June 27, 2008, as distributed to its shareholders (full translation) (Exhibit B-1)

2. "140th Term Business Report, dated June 2008, for the fiscal year ended March 31, 2008, as distributed to its shareholders (summary) (Exhibit B-2)

3. "Report on Corporate Governance", as filed with the Tokyo Stock Exchange and Osaka Securities Exchange on June 27, 2008 (summary) (Exhibit B-3)

4. "Report on Repurchase of Own Shares and Completion of Repurchase", as filed with the Kanto Local Finance Bureau on June 4, 2008 (summary) (Exhibit B-4)

5. "Report on Repurchase of Own Shares and Completion of Repurchase", as filed with the Kanto Local Finance Bureau on July 2, 2008 (summary) (Exhibit B-5)

Press Releases:

1. Japanese press release dated May 19, 2008: RadioCafe Limited, an affiliate of the Company, will establish a new audio distribution service aimed at mobile phones on May 19, 2008. The service will feature rakugo stories and will be available through mobilebook.jp Inc.

2. Japanese press release dated May 19, 2008: Olympus Medical Systems Corp. entered into an exclusive distribution agreement with Spiration Inc. ("Spiration"), a U.S. company, on May 16, 2008. Through this agreement, Spiration has granted Olympus Medical Systems Corp. exclusive rights to distribute Spiration's IBV® Valve System, a minimally invasive bronchoscopic treatment for emphysema, in 43 European Countries.

3. Japanese press release dated May 28, 2008: The new "olio music" record label will release compilation album with environment as the theme on Wednesday, May 28, 2008. The CD, entitled "Project Green Vol. 1 - Forest City", is the first album to be released by the record label, which was established by Olympus Visual Communications Corp.'s online music distribution service "olio music". 5% of the proceeds from the sale of the compilation album will be put toward reforestation efforts.

4. Japanese press release dated June 2, 2008: A pre-release version of the "Global Warming Witness - Mitsuaki Iwago Special - Shiretoko Japan Expedition" website will be online from June 2, 2008. The expedition to Shiretoko, a World Natural Heritage Site in Hokkaido, is the third expedition in the Global Warming Witness series.

5. Japanese press release dated June 10, 2008: Two compact digital cameras from Olympus Imaging Corp. - the "μ1020" and the "μ850SW" - have become the first digital cameras to receive Color Universal Design certification. Color Universal Design certification is a third party certification granted by the Color Universal Design Organization, an NPO, when it considers a product to have achieved "Color Universal Design". "Color Universal Design" is a design system which has been developed in consideration of people with various types of color vision, to allow information to be conveyed to as many individuals as possible.

6. Japanese press release dated June 12, 2008: Olympus Medical Systems Corp. will commence the sale in Japan of "Bf=NAVI", virtual bronchoscopy software which allows surgeons to simulate bronchoscopy procedures, from August 1, 2008.

7. Japanese press release dated June 13, 2008: Olympus Imaging Corp. will release a limited number of "E-3 *Saisoku* Kits" for sale from June 21, 2008. The kits include an E-3 digital single-lens reflex camera with the world's fastest* AF thanks to an 11-point full twin-cross AF sensor system, a "Zuiko Digital ED 12-60mm F2.8-4.0 SWD" lens with supersonic drive system, and a 4GB high-speed CompactFlash Card.

   (*amongst digital single-lens reflex cameras on the market as of October 17, 2007)

8. Japanese press release dated June 24, 2008: Olympus Imaging Corp. will be supporting "Oyako Day" as a special sponsor again this year on July 27, 2008. Bruce Osborn, an American photographer, started Oyako Day in 2003 to celebrate families. Olympus Imaging Corp. has been a special sponsor since 2004.

Exhibit B-1

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

[TRANSLATION]

June 27, 2008

To Shareholders

43-2 Hatagaya 2-chome, Shibuya-ku, Tokyo
OLYMPUS CORPORATION
President: Tsuyoshi Kikukawa

Notice of Resolutions Adopted at the 140th Term General Meeting of Shareholders

Notice is hereby given that the reports and resolutions have been made at the 140th general meeting of shareholders of Olympus Corporation (the "Company") held today as set forth below.

Matters reported:

1. The Business Report, Consolidated Financial Statements, and the Results of Audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Auditors for the 140th term (from April 1, 2007 to March 31, 2008)
2. The Non-consolidated Financial Statements for the 140th term (from April 1, 2007 to March 31, 2008)

Matters resolved:

1st Agenda: Appropriation of Surplus

The shareholders resolved to approve the agenda as originally proposed, and it was determined that a year-end dividend for the current fiscal term shall be ¥20 per share of the Company.

2nd Agenda: Partial Amendments to the Articles of Incorporation

The shareholders resolved to approve the agenda as originally proposed. The amendments are as follows:

(1) In accordance with changes in terminology defined in the Pharmaceutical Affairs Law, the terminology appearing in Article 2, Paragraph 2 of the current Articles of Incorporation shall be changed.

(2) In accordance with the expansion and diversification of the business involving the Company and its subsidiaries, additions to the purpose of business and necessary changes shall be made.

3rd Agenda: Election of Fifteen Directors

The shareholders resolved to approve, as originally proposed, the election of the following fifteen Directors who then assumed office:

Re-elected Directors: Tsuyoshi Kikukawa, Masaaki Terada, Masaharu Okubo, Hideo Yamada, Haruhito Morishima, Masataka Suzuki, Kazuhisa Yanagisawa, Shuichi Takayama, Takashi Tsukaya, Tatsuo Nagasaki, Hisashi Mori, Rikiya Fujita

Newly-elected Directors: Kazuhiro Watanabe, Masanobu Chiba, Junichi Hayashi

4th Agenda: Election of Three Corporate Auditors

The shareholders resolved to approve, as originally proposed, the election of the following three Corporate Auditors who then assumed office:

Re-elected Corporate Auditors: Tadao Imai, Makoto Shimada, Yasuo Nakamura

5th Agenda: Election of One Substitute Corporate Auditor

The shareholders resolved to approve, as originally proposed, the election of Mr. Shinichi Hayashi as a substitute Corporate Auditor.

END

NOTICE

At the meeting of the Board of Directors held after the 140th term general meeting of shareholders, the President, Directors in management positions and Executive Officers were elected who then assumed office.

In addition, by resolution of the Board of Auditors, Mr. Tadao Imai was elected as Standing Corporate Auditor and subsequently assumed office.

Officers of the Company are as follows:

Representative Director and President	Tsuyoshi Kikukawa	Director	Masaaki Terada
Director, Senior Executive Managing Officer	Masaharu Okubo	Director, Senior Executive Managing Officer	Hideo Yamada
Director, Senior Executive Managing Officer	Haruhito Morishima	Director, Senior Executive Managing Officer	Masataka Suzuki
Director, Executive Managing Officer	Kazuhisa Yanagisawa	Director, Executive Managing Officer	Shuichi Takayama
Director, Executive Managing Officer	Takashi Tsukaya	Director, Executive Officer	Tatsuo Nagasaki
Director, Executive Officer	Hisashi Mori	Director, Executive Officer	Kazuhiro Watanabe
Outside Director	Rikiya Fujita	Outside Director	Masanobu Chiba
Outside Director	Junichi Hayashi		
Standing Corporate Auditor	Tadao Imai	Standing Corporate Auditor	Katsuo Komatsu
Outside Corporate Auditor	Makoto Shimada	Outside Corporate Auditor	Yasuo Nakamura
Executive Managing Officer	Toshiaki Gomi	Executive Managing Officer	Masao Kuribayashi
Executive Officer	Akinobu Yokoo	Executive Officer	Takashi Saito
Executive Officer	Koichi Karaki	Executive Officer	Yasuhiro Ueda
Executive Officer	Norio Saito	Executive Officer	Hitoshi Kawada
Executive Officer	Yoshihiko Masakawa	Executive Officer	Shinichi Nishigaki
Executive Officer	Naohiko Kawamata	Executive Officer	Hiroyuki Sasa
Executive Officer	Masanori Nakashima	Executive Officer	Atsushi Nishikawa
Executive Officer	Yasuo Yoda	Executive Officer	F. Mark Gumz
Executive Officer	Michael C. Woodford		

END

DIVIDEND PAYOUT

1. Please collect your dividend for the 140th Term of the Company by presenting the enclosed "receipt for year-end dividend" (*kimatsu haitou ryoushusho*) at the head office or any branch or satellite office of Japan Post Bank Co., Ltd, or at a post office near you.
   Please be advised that, in accordance with the Company's Articles of Incorporation, the Company will not pay the dividend after three years from the date of commencement of payment. Therefore, please collect your dividend at your earliest convenience.

2. The Company will send a "dividend statement" (*haitou keisansho*) and "Account designated for payment of the dividend" (*Ofurikomisaki ni tsuite*) to those shareholders who have instructed the Company to transfer their dividend to a bank deposit account or postal savings account.

End of Document

Exhibit B-2

[SUMMARY]

<u>140th Term Business Report *(houkokusho)* of Olympus Corporation, dated June 2008, for the fiscal year ended March 31, 2008, as distributed to its shareholders, which includes</u>:

- Highlights of business performance
- Message to shareholders from Tsuyoshi Kikukawa, Representative Director and President of the Company
- Management Eye, discussion of the business by Tsuyoshi Kikukawa, Representative Director and President of the Company
- Business focus on "Further Growth of the Pharmaceutical Business"
- Outline of overall business results
- Review of operations by business segment
- Summary of consolidated and nonconsolidated financial statements
- Basic corporate data, including a list of directors, corporate auditors and executive officers
- Shareholder information

End of Document

Exhibit B-3

[SUMMARY]

"Report on Corporate Governance", as filed with the Tokyo Stock Exchange and Osaka Securities Exchange by Olympus Corporation on June 27, 2008, which includes:

I. Basic policy with respect to corporate governance, as well as capital structure, corporate attributes and other basic information

II. Status of business management structures with respect to managerial decision-making, execution and surveillance, as well as the status of other corporate governance systems

III. Status of implementation of measures with respect to shareholders and other stakeholders

IV. Basic policy with respect to the internal control system and the status of its maintenance

V. Others

End of Document

Exhibit B-4

[SUMMARY]

<u>"Report on Repurchase of Own Shares and Completion of Repurchase", as filed with the Kanto Local Finance Bureau by Olympus Corporation on June 4, 2008</u>

1.	Type of shares:	Common stock
2.	Law pursuant to which shares were repurchased:	Article 24, Paragraph 6, Item 1 of the Financial Instruments and Exchange Law
3.	Period of repurchase:	From May 9, 2008 to June 20, 2008
4.	Reporting period:	From May 9, 2008 to May 31, 2008
5.	Total number of repurchased shares:	1,561,000 shares
6.	Total cost of repurchase:	5,136,970,000 yen
7.	Accumulated total number of repurchased shares as of May 31, 2008:	1,561,000 shares
8.	Accumulated total cost of repurchase as of May 31, 2008:	5,136,970,000 yen

Information with respect to shares of the Company as of May 31, 2008:

Total number of shares issued and outstanding:	271,283,608 shares
Total number of treasury shares:	2,610,054 shares

End of Document

Exhibit B-5

[SUMMARY]

"Report on Repurchase of Own Shares and Completion of Repurchase", as filed with the Kanto Local Finance Bureau by Olympus Corporation on July 2, 2008

1.	Type of shares:	Common stock
2.	Law pursuant to which shares were repurchased:	Article 24, Paragraph 6, Item 1 of the Financial Instruments and Exchange Law
3.	Period of repurchase:	From May 9, 2008 to June 20, 2008
4.	Reporting period:	From June 1, 2008 to June 30, 2008
5.	Total number of repurchased shares	1,397,000 shares
6.	Total cost of repurchase:	4,860,760,000 yen
7.	Accumulated total number of repurchased shares as of June 30, 2008:	2,958,000 shares
8.	Accumulated total cost of repurchase as of June 30, 2008:	9,997,730,000 yen

Information with respect to shares of the Company as of June 30, 20008:

Total number of shares issued and outstanding:	271,283,608 shares
Total number of treasury shares:	4,010,184 shares

End of Document

END